UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

FIRST HORIZON NATIONAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Tennessee	62-0803242
(State of incorporation or organization)	(IRS Employer Identification No.)

165 Madison Avenue Memphis Tennessee	38103
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Depositary Shares, each representing a 1/400th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series B	New York Stock Exchange LLC
Depositary Shares, each representing a 1/400th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series C	New York Stock Exchange LLC
Depositary Shares, each representing a 1/400th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series D	New York Stock Exchange LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☐

Securities Act registration statement file number to which this form relates:

333-235757

Securities to be registered pursuant to Section 12(g) of the Act:

None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

First Horizon National Corporation, a Tennessee corporation (“First Horizon”), and IBERIABANK Corporation, a Louisiana corporation (“IBKC”), have entered into an Agreement and Plan of Merger by and between First Horizon and IBKC, dated as of November 3, 2019 (the “Merger Agreement”), pursuant to and subject to the terms and conditions of which IBKC will merge with and into First Horizon, with First Horizon continuing as the surviving corporation (the “Merger”).

The securities to be registered hereby are (i) 3,200,000 depositary shares of First Horizon (“Series B Depositary Shares”), each representing a 1/400th interest in a share of First Horizon’s 6.625% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, series B, no par value (“Series B Preferred Stock”), with a liquidation preference of $10,000 per share (equivalent to $25 per Series B Depositary Share), (ii) 2,300,000 depositary shares of First Horizon (“Series C Depositary Shares”), each representing a 1/400th interest in a share of First Horizon’s 6.60% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, series C, no par value (“Series C Preferred Stock”), with a liquidation preference of $10,000 per share (equivalent to $25 per Series C Depositary Share) and (iii) 4,000,000 depositary shares of First Horizon (“Series D Depositary Shares,” and together with Series B Depositary Shares and Series C Depositary Shares, the “Depositary Shares”), each representing a 1/400th interest in a share of First Horizon’s 6.100% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series D, no par value (“Series D Preferred Stock,” and together with Series B Preferred Stock and Series C Preferred Stock, the “Preferred Stock”), with a liquidation preference of $10,000 per share (equivalent to $25 per Series D Depositary Share). Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock will be issued in connection with the consummation of the Merger.

The descriptions of each series of the Preferred Stock set forth under the caption “Description of Rollover First Horizon Preferred Stock” in the Registration Statement on Form S-4 (File No. 333-235757) of First Horizon filed with the Securities and Exchange Commission on December 31, 2019, as amended by Pre-Effective Amendments No. 1, 2 and 3, filed on February 10, 2020, March 9, 2020 and March 17, 2020, respectively, are incorporated herein by reference. The descriptions of the Depositary Shares are set forth below.

Description of the Depositary Shares

General

Each Depositary Share will represent a 1/400th interest in a share of the Series B Preferred Stock, Series C Preferred Stock or Series D Preferred Stock, as applicable, and will be evidenced by depositary receipts. First Horizon will deposit the underlying shares of each series of the Preferred Stock with the Depository (as defined below) pursuant to the respective deposit agreement (each, a “Deposit Agreement”), among First Horizon, Equiniti Trust Company (the “Depository”), as depository, and holders from time to time of the depositary receipts described therein. Subject to the terms of the applicable Deposit Agreement, the Depositary Shares will be entitled to all the powers, preferences and special rights of the Preferred Stock, as applicable, in proportion to the applicable fraction of a share of the Preferred Stock the Depositary Shares represent.

Dividends and Other Distributions

Each dividend payable on a Depositary Share will be in an amount equal to 1/400th of the dividend declared and payable on each related share of Preferred Stock.

The Depository will distribute all dividends and other cash distributions received on the Preferred Stock to the holders of record of the depositary receipts in proportion to the number of Depositary Shares held by each holder. In the event of a distribution other than in cash, the Depository will distribute property received by it to the holders of record of the depositary receipts in proportion to the number of Depositary Shares held by each holder, unless the Depository determines that this distribution is not feasible, in which case the Depository may, with First Horizon’s approval, adopt a method of distribution that it deems equitable and practicable, including the sale of the property (in a commercially reasonable manner) and distribution of the net proceeds of that sale to the holders of the depositary receipts.

If the calculation of a dividend or other cash distribution results in an amount that is a fraction of a cent and that fraction is equal to or greater than $0.005, the Depository will round that amount up to the next highest whole cent and will request that First Horizon pay the resulting additional amount to the Depository for the relevant dividend or other cash distribution. If the fractional amount is less than $0.005, the Depository will disregard that fractional amount and add such amount to, and treat it as a part of, the next succeeding distribution.

Record dates for the payment of dividends and other matters relating to the Depositary Shares will be the same as the corresponding record dates for the applicable series of Preferred Stock.

The amount paid as dividends or otherwise distributable by the Depository with respect to the Depositary Shares or the underlying Preferred Stock will be reduced by any amounts required to be withheld by First Horizon or the Depository on account of taxes or other governmental charges. The Depository may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any Depositary Shares or the shares of the Preferred Stock until such taxes or other governmental charges are paid.

Redemption of Depositary Shares

If First Horizon redeems any series of the Preferred Stock, in whole or in part, the related Depositary Shares also will be redeemed with the proceeds received by the Depository from the redemption of the Preferred Stock held by the Depository. The redemption price per Depositary Share will be 1/400th of the redemption price per share payable with respect to the Preferred Stock (or $25 per Depositary Share), plus, as applicable, any accumulated and unpaid dividends on the shares of the Preferred Stock called for redemption for the then-current dividend period to, but excluding, the redemption date, without accumulation of any undeclared dividends.

If First Horizon redeems shares of Preferred Stock held by the Depository, the Depository will redeem, as of the same redemption date, the number of Depositary Shares representing those shares of Preferred Stock so redeemed. If First Horizon redeems less than all of the outstanding Depositary Shares, the Depositary Shares to be redeemed will be selected either pro rata or by lot. In any case, the Depository will redeem Depositary Shares only in increments of 400 Depositary Shares and multiples thereof. The Depository will provide notice of redemption to record holders of the depositary receipts not less than 30 and not more than 60 days prior to the date fixed for redemption of the applicable series of Preferred Stock and the related Depositary Shares.

Voting

Because each Depositary Share represents a 1/400th ownership interest in a share of the applicable series of Preferred Stock, holders of depositary receipts will be entitled to vote 1/400th of a vote per Depositary Share under those limited circumstances in which holders of the Preferred Stock are entitled to vote.

When the Depository receives notice of any meeting at which the holders of Preferred Stock are entitled to vote, the Depository will provide the information contained in the notice to the record holders of the Depositary Shares relating to the Preferred Stock. Each record holder of the Depositary Shares on the record date, which will be the same date as the record date for the related Preferred Stock, may instruct the Depository to vote the amount of the Preferred Stock represented by the holder’s Depositary Shares. To the extent possible, the Depository will vote the amount of Preferred Stock represented by Depositary Shares in accordance with the instructions it receives. First Horizon will agree to take all reasonable actions that the Depository determines are necessary to enable the Depository to vote as instructed. If the Depository does not receive specific instructions from the holders of any Depositary Shares representing the Preferred Stock, it will abstain from voting with respect to such shares (but shall appear at the meeting with respect to such shares unless directed to the contrary).

The foregoing descriptions of the terms of the Deposit Agreements and the Depositary Shares are qualified in their entirety by reference to the full texts of the Deposit Agreements, which are included as Exhibits 4.1-4.3 to this Registration Statement on Form 8-A and are incorporated by reference herein.

Item 2. Exhibits.

Number	Description

3.1	Restated Charter of First Horizon National Corporation (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K of First horizon National Corporation, filed July 25, 2018)

3.2	Bylaws of First Horizon National Corporation, dated as of January 28, 2020 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K of First Horizon National Corporation, filed February 3, 2020)

3.3	Articles of Amendment of First Horizon National Corporation (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K of First Horizon National Corporation, filed May 28, 2020)

3.4	Form of Charter Amendment of First Horizon National Corporation—Authorized Common Stock

3.5	Form of Charter Amendment of First Horizon National Corporation—Preferred Stock

3.6	Form of Amended and Restated Bylaws of First Horizon National Corporation

4.1	Form of Deposit Agreement (Series B), by and among First Horizon National Corporation, Equiniti Trust Company, as depository, and the holders from time to time of the depositary receipts described therein

4.2	Form Deposit Agreement (Series C), by and among First Horizon National Corporation, Equiniti Trust Company, as depository, and the holders from time to time of the depositary receipts described therein

4.3	Form of Deposit Agreement (Series D), by and among First Horizon National Corporation, Equiniti Trust Company, as depository, and the holders from time to time of the depositary receipts described therein

4.4	Form of Depositary Receipt—Series B (included as part of Exhibit 4.1)

4.5	Form of Depositary Receipt—Series C (included as part of Exhibit 4.2)

4.6	Form of Depositary Receipt—Series D (included as part of Exhibit 4.3)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 29, 2020	First Horizon National Corporation

	By:	/s/ William C. Losch III
	Name:	William C. Losch III
	Title:	Executive Vice President & Chief Financial Offier